Exhibit 99.1

Designated Filer:	The Jean Coutu Group (PJC) Inc.
Issuer and Ticker Symbol:	Rite Aid Corporation (NYSE: RAD)
Date of Event Requiring Statement:	October 5, 2007

3958230 CANADA INC.

By:	/s/ Jean Coutu	October 9, 2007
Jean Coutu		Date
Chairman of the Board, President and CEO

/s/ Jean Coutu		October 9, 2007
Name: Jean Coutu		Date